CERTIFICATE OF NOTIFICATION

                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997 and
February 5, 1997 in the matter of File No. 70-8461.

                                                   --------------

Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described particularly in Amendment No. 12 (Post-Effective No. 9) herein:

         1. On February 26, 1997, the issuance and sale by Mississippi Power Capital Trust I , a Delaware statutory business trust (the "Trust"), of 1,400,000 of its 7.75% Trust Originated Preferred Securities (Liquidation amount $25 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $36,082,475 aggregate principal amount of its Series A 7.75% Junior Subordinated Notes (the "Junior Subordinated Notes") due February 15, 2037, pursuant to the Supplemental Indenture dated as of February 1, 1997, supplementing the Subordinated Note Indenture dated as of February 1, 1997, between the Company and Bankers Trust Company, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of February 1, 1997, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4.       Filed herewith are the following exhibits:

                  Exhibit  A - Copy of the prospectus supplement with
                               respect to the Trust Preferred Securities, dated February 20, 1997, and accompanying prospectus dated January 31, 1997. (Filed electronically February 21, 1997, in File Nos. 333-20469, 333-20469-01, and
                               333-20469-02.)

                  Exhibit  B - Underwriting Agreement dated February
                               20, 1997. (Designated in Form 8-K dated
                               February 20, 1997, as Exhibit 1.)

                  Exhibit  C - Amended and Restated
                               Trust Agreement dated as of February 1,
                               1997. (Designated in Form 8-K dated February
                               20, 1997, as Exhibit 4.5.)

                   Exhibit D - Subordinated Note
                               Indenture dated as of February 1, 1997,
                               between the Company and Bankers Trust
                               Company, as trustee. (Designated in Form 8-K dated February 20, 1997, as Exhibit 4.1.)

                   Exhibit E - Supplemental Indenture
                               to the Subordinated Note Indenture dated as of February 1, 1997, between the Company and Bankers Trust Company, as trustee.
                               (Designated in Form 8-K dated February 20,
                               1997, as Exhibit 4.2.)

                   Exhibit F - Guarantee Agreement,
                               dated as of February 1, 1997, with respect to Trust Preferred Securities. (Designated in Form 8-K dated February 20, 1997, as
                               Exhibit 4.8.)

                   Exhibit G - Opinion of Eaton and Cottrell, P.A. dated
                               March 3, 1997.




Dated    March 3, 1997                      MISSISSIPPI POWER COMPANY



                                           By  /s/Wayne Boston
                                                      Wayne Boston
                                                    Assistant Secretary